2303 West 41st Avenue Vancouver, BC V6M 2A3 Telephone: 604.685.1870 Facsimile: 604 685. 6550	Freegold Ventures Limited

August 13th, 2007

Ms. April Sifford

Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re: Freegold Ventures Limited – 20F

Dear Ms Sifford

Attached please find updated a blacklined copy of the proposed new disclosure for Freegold Ventures Limited to reflect your comments on our previous document.

Comment 1:

Exhibit  5:

In the future Freegold will provide separate certification for each principal executive officer and principal financial officer of the company. The opening lines will be worded as set forth in the instructions and the phrase annual report will be replaced with report.

Engineering Comments:

Comment 3:

The appropriate cautionary wording has been added to the website and future press releases will utilize this wording as well.

Comment 4:

The appropriate cautionary wording has been added to the website.

Comment 5:

Location Maps. Maps have been updated and revised to reflect your comments.

Comment 6:

The disclosure in the technical sections has been revised in an effort to make the language more understandable to the average investor. In certain cases overally technical information has been deleted in its entirety.

Comment 7:

References to Fort Knox have been deleted from our disclosure.

Comment 8:

Exploration Cleary Hill

The Exploration Cleary Hill Section as well as other sections of our disclosure document have been amended to reflect the comments of your letter.

Comment 9:

History and Previous Work Almaden Project

Freegold is unaware of any immediate environmental concerns or potential liabilities associated with historical mining on the property. Areas of former mining activity have been left undisturbed by Freegold.  Any future development and commercial production would fully address both potential environmental and liability concerns if required.

“In October 2005 Environmental Data Resources Inc. (EDR) completed a database search of potential environmental hazards in the Weiser, Idaho area (EDR, 2005).The resulting EDR-Site Report was derived from the search of over 4 million government records from more than 600 federal, state and local environmental databases. Because of its past mercury production and current inactive status, the Almaden mine was identified in the CERCLIS-NFRAP (Comprehensive Environmental Response, Compensation, and Liability Information System – No Further Remedial Action Planned) database administered by the US Environmental Protection agency. The original CERCLIS database contains data on potentially hazardous waste sites that have been reported to the EPA by states, municipalities, private companies and private persons, pursuant to Section 103 of the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA). CERCLIS contains sites which are either proposed for addition to or already on the National Priorities List (NPL) and sites which are in the screening and assessment phase for possible inclusion on the NPL. As of February 1995, CERCLIS sites designated "No Further Remedial Action Planned" (NFRAP) have been removed from CERCLIS. NFRAP sites, such as the Almaden mine area, may be sites where, following an initial investigation, no contamination was found, contamination was removed quickly without the need for the site to be placed on the NPL, or the contamination was not serious enough to require Federal Superfund action or NPL consideration. EPA has removed approximately 25,000 CERCLIS sites from their databases to lift the unintended barriers to the redevelopment of these properties and has archived them as historical records so EPA does not needlessly repeat the investigations in the future. This policy change is part of the EPA’s Brownfields Redevelopment Program to help cities, states, private investors and affected citizens to promote economic redevelopment of otherwise unproductive urban sites.”

Comment 10:

Cut Off

Several resource calculations have been completed on the Almaden project to date, all of which have employed at 0.01 cut off grade. A previously completed Feasibility Study by Watts, Griffis and McQuot also utilized the same cut off grade.  Wording to the following effect has been inserted into the document.

Cutoff: In 1997 WGM completed a Feasibility Study on the project which provided a reasonable economic return using 1997 economics, as Freegold has not undertaken a review of the project economics to date, the 0.011 opt was chosen based on the previous WGM economics.  This cut off should be reviewed following preliminary examination of the resource using more current precious metal prices, recovery estimates and operating costs and adjusted if necessary..

Comment 11

Grade and tonnage estimates which are less than our  cut off have been removed from the disclosure.

We have attached a black lined copy of the document for your review prior to refilling the document with EDGAR.

In the event you have any further questions, please do not hesitate to contact me at  604 685. 1870

Sincerely,

FREEGOLD VENTURES LIMITED

J. Kristina Walcott

VP Corporate Development

www.freeegoldventures.com